EXHIBIT 99.03

The Company to participate in investor conference held by Morgan Stanley

Date of events: 201611/09

Contents:

1.Date of the investor conference:2016/11/16~2016/11/17

2.Time of the investor conference:9:30AM

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference:The conference will be held by Morgan Stanley

5.The presentation of the investor conference release:Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:None